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April 19, 2016	direct dial 202 508 5884 cgattuso@kilpatricktownsend.com

VIA EDGAR and UPS

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Victory Bancorp, Inc.
Offering Statement on Form 1-A
Filed April 23, 2015
File No. 024-10447

Dear Mr. Clampitt:

On behalf of The Victory Bancorp, Inc. (the “Company”) and in response to the Securities and Exchange Commission’s (the “SEC”) letter dated May 20, 2015 requesting additional information in connection with the Offering Statement on Form 1-A filed by the Company on April 23, 2015, we submit this letter containing the Company’s responses to the request for additional information.

In connection with the responses below, the Company is filing a Pre-qualification Amendment No. 1 to Offering Statement on Form 1-A/A as of the date hereof.

To aid in your review, we have repeated the SEC’s comments followed by the Company’s responses.

Comment No. 1

Part I – Notification

Item 4. Jurisdictions in which Securities Are to be Offered

We note that your response to Item 4(b) states that your common stock both “will be offered” and “are being offered.” Please revise this apparent discrepancy. To the extent shares are being, or already have been, offered pursuant to your Offering Circular, please tell us how you complied with Rule 255 under the Securities Act.

Response to Comment No. 1

As a result of the revisions to the Form 1-A this comment no longer appears applicable. No shares of the Company have been offered pursuant to the Offering Circular.

Mr. Michael Clampitt

April 19, 2016

Comment No. 2

Part II – Offering Circular

General

Please provide a signed and dated consent from your independent accountant in your next amendment.

Response to Comment No. 2

The signed and dated consent is filed as Exhibit 11.1.

Comment No. 3

Please revise your Offering Circular so that your disclosure under the heading “Dilution” on page 25 and under the heading “The Offering” beginning on page 74 immediately follows your Risk Factor disclosure. Refer to Items 3 and 4 of Model B.

Response to Comment No. 3

The Offering Circular has been revised as requested beginning on page 18.

Comment No. 4

Cover Page

Please revise to set forth the approximate date of commencement of proposed sale to the public as well as the termination date of your offering.

Response to Comment No. 4

The cover page has been revised as requested.

Comment No. 5

Revise to move the second paragraph to elsewhere in the Prospectus after the risk factors section.

Response to Comment No. 5

The Offering Circular has been revised as requested with the language moved to page 18.

Mr. Michael Clampitt

April 19, 2016

Comment No. 6

Please revise to disclose that this is best efforts minimum/maximum offering with the possibility of an initial closing once you have received a minimum of $3.0 million in subscriptions, as disclosed on page 5. Further revise to disclose the minimum purchase requirements and limitations of your offering, that you may waive such requirements, that subscriptions are irrevocable, and the material terms of your escrow agreement, including whether subscriptions will be returned with or without interest if you terminate the offering before your initial closing and the rate of any interest.

Response to Comment No. 6

The Offering Circular has been revised as requested on the cover page and page 18.

Comment No. 7

Please revise the table in the center of the cover page to present the minimum and maximum offering with no reduction for offering expenses. Disclose your offering expenses by footnote. See Item 1 of Offering Circular Model B in Form 1-A.

Response to Comment No. 7

The cover page of the Offering Circular has been revised as requested.

Comment No. 8

Offering Circular Summary

Overview, page 2

We note your disclosure that you “will consider strategic acquisitions as an additional means of growth.” Please further disclose that you “do not have any immediate plans, arrangements or understandings relating to any specific acquisition or similar transactions,” as stated on page 21.

Response to Comment No. 8

The Offering Circular has been revised as requested on page 2.

Mr. Michael Clampitt

April 19, 2016

Comment No. 9

Selected Consolidated Financial Information

Non-GAAP Financial Measures, page 9

Please revise your next amendment to include the reconciliations from the non-GAAP financial measures presented throughout the document to the most directly comparable GAAP financial measure as required by Item 10(e) of Regulation S-K.

Response to Comment No. 9

The Offering Circular has been revised as requested on page 9.

Comment No. 10

Dilution, page 25

Please revise the last sentence of the second paragraph to indicate the second column assumes E preferred holders converting all of their shares to common at a price of $5.07 per common share. In addition, change the last line of the Table from dilution to existing holders to “immediate dilution to new purchasers.” See Item 3 in the Offering Circular Model B to Form 1-A.

Response to Comment No. 10

The Offering Circular has been revised as requested on page 22.

Comment No. 11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 34

We note your disclosure on page 10 in Risk Factors that some of the loans in your portfolio are unseasoned. Please tell us and revise your next amendment to disclose how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional disclosure regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Response to Comment No. 11

The Company currently utilizes an actual loss factor based on the greater of the average charge-offs for the last three quarters or the last twelve quarters. The Offering Circular has been revised as requested on page 33.

Mr. Michael Clampitt

April 19, 2016

Comment No. 12

Results of Operations for the Years Ended December 31, 2014 and December 31, 2013, page 41

We note your disclosure that the decrease in the provision for loan losses in 2014 was primarily due to the decrease in loans delinquent 30-90 days. Please tell us and revise your next amendment to provide a more robust and detailed discussion of how you determined provision for loan losses in the periods presented. Your disclosure should discuss, as appropriate, but not be limited to addressing the increase in impaired loans, past due loans 90+ days past due and non-accrual loans (NALs) from December 31, 2013 to December 31, 2014.

Response to Comment No. 12

As a result of the timing of the amendment the results of operations for the year ended December 31, 2013 is no longer included in the Offering Circular. However, the Company has included the following disclosure on page 41 regarding the results for the years ended December 31, 2015 and December 31, 2014.

“From December 31, 2014 to December 31, 2015 the Bank’s unallocated reserve increased from $451,000 to $458,000, respectively. Due to improving economic conditions including the decreasing unemployment rate in the Reading Metropolitan Service Area and increasing home sale prices in the Philadelphia Metropolitan Service Area, from December 31, 2014 to December 31, 2015 the Bank reduced the qualitative factors for certain loan classes. Commercial term loans, while increasing $3.1 million from December 31, 2014 to December 31, 2015 portrayed a reduction in the allowance assigned to these loans of $25,000. For the same reasons commercial mortgage loans, while increasing $7.7 million from December 31, 2014 to December 31, 2015 had a reduction in the allowance assigned to these loans of $38,000. However, construction loans increased from $11.9 million to $18.6 million from December 31, 2014 to December 31, 2015 and the allowance assigned to these loans increased from $102,000 to $146,000 during the same time period.”

Comment No. 13

We note the provision for loan losses for the unallocated portion of the Allowance for Loan Losses decreased by $285 thousand during 2014 after increasing by $261 thousand during 2013. Please tell us and revise your next amendment to more clearly discuss how the unallocated portion of the Allowance for Loan Losses is determined and the reasons for the fluctuations in the periods presented.

Response to Comment No. 13

As a result of the timing of the amendment the results of operations for the year ended December 31, 2013 is no longer included in the Offering Circular. Please see the disclosure regarding the results for the years ended December 31, 2015 and December 31, 2014 included in the response to Comment No. 12 above.

Mr. Michael Clampitt

April 19, 2016

Comment No. 14

Noting the significance of the decrease in SBA loan sales, consider revising the “Overview” section as well as adding a risk factor if this trend is expected to have a future material impact on the Company’s profitability.

Response to Comment No. 14

The “Overview” section of the Offering Circular has been revised to address this comment on page 32.

Comment No. 15

Management of Victory Bancorp and Victory Bank

Transactions with Certain Related Persons, page 56

Please revise the last paragraph on this page to account for any transaction or series of similar transactions during the past two years, or presently proposed, where the amount of the transaction or series of transactions exceeded $50,000. Refer to Instruction 1(d) to Item 11 of Model B. Similarly revise your disclosure to cover transactions with your executive officers, directors, or any relatives of the foregoing persons, including a spouse or a spouse’s relative, who has the same house as such person. Refer to Item 11(5) of Model B.

Response to Comment No. 15

The Offering Circular has been revised as requested on page 55.

Comment No. 16

Stock Ownership, page 57

We note your disclosure on page 75 of intended purchases in this offering by your directors and executive officers. Please revise your tabular disclosure to include column (4) from Item 10(a) of Model B.

Response to Comment No. 16

The Offering Circular has been revised as requested on page 19.

Mr. Michael Clampitt

April 19, 2016

Comment No. 17

Description of Victory Bancorp Capital Stock

Preferred Stock

Series F Preferred Stock, page 73

We note your disclosure that in March 2016 the dividend rate on your Series F preferred stock will increase from 1% to 9%. Please tell us what consideration you gave to discussing this change in your Risk Factors or Management’s Discussion and Analysis of Financial Condition and Results of Operation of Victory Bancorp.

Response to Comment No. 17

The Company redeemed its Series F preferred stock on November 23, 2015. As a result, the Company believes this comment is no longer applicable.

Comment No. 18

Exhibit Index

Legal Opinion

Please either delete the last sentence of your legal opinion or revise to state that purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

Response to Comment No. 18

The opinion has been revised as requested and is filed as 12.1

* * * *

Mr. Michael Clampitt

April 19, 2016

Please date-stamp the enclosed copy of this letter to indicate receipt of this letter and return it in the enclosed envelope.

If you have any questions concerning this submission, please telephone the undersigned at 202.580.5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

Christina M. Gattuso

Enclosures

cc:	Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP